APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23272
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997





                             CONTENTS



                                                            Page

Statements of Transfer Fees Charged                           1

Summary of Costs Incurred                                     2

















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                         APPALACHIAN POWER COMPANY
                           PUTNAM COAL TERMINAL
                    STATEMENTS OF TRANSFER FEES CHARGED
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997

                                  October 1997                   November 1997                      December 1997
                          Tons      Fee        Amount    Tons       Fee         Amount    Tons        Fee         Amount
                                 (per ton)     (000)             (per ton)      (000)              (per ton)      (000)

TRANSFER FEES CHARGED
Appalachian Power
 Company:(a)
 -Mountaineer Plant. . .  156,087   $2.84      $443      153,974    $2.84       $437       71,277     $2.84       $202
 -Sporn Plant. . . . . .     -        -          -          -         -           -         1,727      2.84          5

Ohio Power Company:(b)
 -Amos Plant(c). . . . .  114,670    N/A          1(d)   140,920     N/A           1(d)   133,939       N/A         19(e)
 -Sporn Plant. . . . . .     -        -          -          -         -           -         4,638        -          20(f)

       TOTAL . . . . . .  270,757              $444      294,894                $438      211,581                 $246


(a) Excludes any return on investment since the Company's investment in the terminal is included in its rate base.
(b) Includes return on investment associated with the utilization of the terminal.
(c) Represents monthly settlement with Ohio Power Company in order to equalize the investment in the facilities that are used in common by the Amos Plant and the Putnam Coal Terminal.  The settlement is based on the usage of those facilities and represents a return on investment and not a transfer fee.
(d) Estimated utilization payment.
(e) Represents year-end adjustment to finalize 1997 estimated utilization to actual billing for the facilities.
(f) Includes year-end billing adjustment of $7,000 for utilization of the facilities.
N/A Not Applicable
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
                    APPALACHIAN POWER COMPANY
                       PUTNAM COAL TERMINAL
                    SUMMARY OF COSTS INCURRED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1997
                                                          Three
                                                          Months
                       October    November    December    Ended
                         1997       1997        1997     12/31/97
                                     (in thousands)
Salaries and Benefits.   $ 65       $ 50        $ 57       $172
Depreciation . . . . .     60         60          60        180
Taxes Other Than
  Income Taxes*. . . .     15         15          15         45
Materials & Supplies .     13          8          11         32
Electricity. . . . . .      7        (13)(a)       7          1
Other. . . . . . . . .     93         86         155        334

          Total**. . .   $253       $206        $305       $764



  * Excludes FICA, Federal Unemployment and State Unemployment.
    These costs are reflected in employee benefits.
 ** Excludes cost of capital discussed in the footnotes on page
    1.
(a) Net Credit consists of: $7,000 Monthly Electricity and
    $20,000 Credit Adjustments, ($6,000 for 1996 and $14,000 for
    1997) due to recalculation of the average cost per KWH.
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